THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Action required

1. If you are in any doubt as to what action to take, please consult your [redacted] ant or other professional adviser immediately.
2. If you have disposed of all your ordinary shares in Highveld Steel a ed, this document should be handed to the purchaser of such shares or om the disposal was effected.
3. The General Meeting of members of Highveld Steel and Vanadium Corporation Limited will be held in the AGM Room at 44 Main Street Johannesburg on Friday, 6 May 2005 at 11:15, or immediately following the conclusion of the Annual General Meeting scheduled for 11:00 on the same day. A Form of Proxy is attached for use by certificated shareholders and dematerialised shareholders with own name registration who cannot attend the General Meeting and wish to vote at the General Meeting. It should be properly completed and in order to be effective must be lodged with the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited in South Africa to reach them by no later than 11:15 on Wednesday, 4 May 2005. Dematerialised shareholders, other than those with own name registration, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the General Meeting in which case a letter of representation must be obtained or provide their CSDP or broker with their voting instructions should they not be able to attend the General Meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL
ISIN: ZAE000003422
("the Corporation" or "Hiveld")
A member of the Anglo American plc group

Circular to members regarding proposed amendments to the rules of the Share Option Scheme and proposed implementation of new long-term incentives for executive directors and selected employees incorporating a Notice of General Meeting and Form of Proxy

PROPOSED AMENDMENTS TO THE RULES OF THE SHARE OPTION SCHEME AND PROPOSED IMPLEMENTATION OF LONG-TERM INCENTIVES FOR EXECUTIVE DIRECTORS AND SELECTED EMPLOYEES

Sponsor

JPMorgan
J.P. Morgan Equities Limited
(Registration number 1995/011815/06)

Date of issue: 14 April 2005

CORPORATE INFORMATION

Registered office

Portion 29 of the farm Schoongezicht, No. 308 JS
Witbank
Mpumalanga
Postal address:
PO Box 111
Witbank
1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg
Postal address:
PO Box 61051
Marshalltown
2107
Tel: (011) 370-5000
Fax: (011) 688-5200

Sponsor

J.P. Morgan Equities Limited
1 Ficker Road
Corner of Hurlingham Road
Illovo
Johannesburg
Postal address:
Private Bag X9936
Sandton
2146
Tel: (011) 507-0300
Fax: (011) 507-0502

Directors: G G Gomwe (Zimbabwean) *(Chairman)*, A J de Nysschen *(Chief Executive Officer)*, D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, C J Colebank, A Harris, L Matteucci, N B Mbazima (Zambian), Ms D R Motsepe, Dr A J Pienaar, B J T Shongwe

Alternate director: G F Young

Company secretary: Ms A Diener

Members should note that this document is only available in English and copies may be obtained from the Corporation, sponsor or transfer secretaries.

ACTION REQUIRED BY SHAREHOLDERS

1. If you are a registered holder of certificated Hiveld ordinary shares or hold dematerialised Hiveld ordinary shares in your own name and are unable to attend the General Meeting of Hiveld ordinary shareholders, and wish to be represented thereat, you must complete and return the attached Form of Proxy in accordance with the instructions therein so as to be received by the transfer secretaries of Hiveld, whose details are contained above, by no later than 11:15 on Wednesday, 4 May 2005.
2. If you do not hold your dematerialised Hiveld ordinary shares in your own name, you should provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into with your CSDP or broker. If you wish to attend the General Meeting in person, then you will need to request your CSDP or broker to provide you with the necessary authority to attend and vote your shares.
3. If you hold certificated Hiveld ordinary shares through a nominee you should provide your nominee with your voting instructions in terms of the agreement entered into with such nominee. If you wish to attend the General Meeting in person, then you will need to request your nominee to provide you with the necessary authority to attend and vote your shares.

DEFINITIONS

"Broker"	any person registered as a broking member (equities) in terms of the Rules of the JSE made in accordance with the provisions of the Securities Services Act, 2004 (Act 36 of 2004);
"Certificated Shareholders"	holders of Certificated Shares;
"Certificated Shares"	Shares which have not been dematerialised, title to which is represented by physical documents of title;
"CSDP"	Central Securities Depository Participant, a Participant in terms of the Securities Services Act, 2004 (Act 36 of 2004);
"Dematerialised Shareholders"	holders of Dematerialised Shares;
"Dematerialised Shares"	Shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a registered securities depository in terms of the Securities Services Act, 2004 (Act 36 of 2004);
"STRATE system"	a clearing and settlement system for security transactions to be settled and transfer of ownership to be recorded electronically, managed by STRATE.

Date of General Meeting:	**Friday, 6 May 2005**
Time of General Meeting:	**11:15 or immediately following the conclusion of the Annual General Meeting scheduled for 11:00**
Venue:	**AGM Room, 44 Main Street, Johannesburg**
Posting date of circular:	**Thursday, 14 April 2005**
Last date to lodge Form of Proxy:	**No later than 48 (forty-eight) hours prior to the time and date set for the meeting, i.e. 11:15 on Wednesday, 4 May 2005**

Note that dates and times may change and times are referred to in South African terms.

CONTENTS

PROPOSED AMENDMENTS TO THE RULES OF THE SHARE OPTION SCHEME AND PROPOSED IMPLEMENTATION OF LONG-TERM INCENTIVES FOR EXECUTIVE DIRECTORS AND SELECTED EMPLOYEES

INTRODUCTION

Following certain complications experienced with the rules of the Share Option Scheme, certain amendments to clarify specific rules and to amend specific conditions contained in the rules are proposed by the directors. Furthermore, recent developments in the regulatory environment and best practice in local and global share schemes have required a review of the Corporation's existing Share Option Scheme. With the assistance of independent advisors it was determined that the current Scheme is no longer effective. In line with global best practice and emerging South African practice the adoption of three new Long-Term Incentive Schemes is recommended.

A. **Proposed amendments to the rules of the Share Option Scheme ("the Scheme")**

Following certain complications experienced with the rules of the Scheme, the directors propose certain amendments to clarify specific rules and to amend specific conditions contained in the rules. This broadly relates to an amendment to the rule, which stipulates that trustees of the Scheme have to be fulltime salaried directors of Anglo American. The Remuneration Committee recently recommended and this was subsequently approved by the Board of directors that members of the Remuneration Committee be appointed trustees of the Scheme, provided that they are not participants in the Scheme.

Further, the rule dealing with the lapsing of options requires clarity with regard to the lapse date occurring in a closed period.

Furthermore, whereas certain options were offered, but not awarded due to the absence of a *quorum* of trustees and now with the proposal above of appointing the Remuneration Committee as trustees, it is further proposed that the trustees be empowered to award these specific options earlier offered on 24 June 2004 and to apply the earlier option price (the closing price of ordinary shares of the Corporation on the JSE Securities Exchange on the day on which the options are backdated to, i.e. 24 June 2004) to correspond with the date on which the offer was initially made. The exercisable date in respect of this award also requires an amendment to the rules.

The Board also recently resolved a reduction in the strike price of options not yet exercised in accordance with distribution plus Secondary Tax on Companies expressed as a percentage of the net worth per share as at previous financial year-end and equating to R3,50 per share. This followed the payment of a special dividend of R3,00 *ex* the sale of a portion of the Corporation's shareholding in Acerinox, S.A.

B. **Salient features of the Highveld Steel and Vanadium Corporation Limited Share Appreciation Right Scheme 2005, Long-Term Incentive Plan 2005 and Deferred Bonus Plan 2005 ("the Schemes")**

Recent developments in the regulatory environment and best practice in local and global share schemes have required a review of the Corporation's existing Share Option Scheme. The Corporation's Remuneration Committee with the assistance of independent advisors have determined that the current Scheme is no longer effective and the quantum of the expected benefit of the awards is below market norms. In particular the costs of the existing Scheme are not tax deductible in the Corporation's hands, but the benefits are fully taxable in the employees' hands.

In line with global best practice and emerging South African practice, the Remuneration Committee and the Board of the Corporation recommend the adoption of the following share schemes, based on equity settled share appreciation rights, conditional shares and a deferred annual bonus plan. The recommended schemes are in line with practice in FTSE 100 and FTSE 250 companies in the UK and with several recently adopted schemes for large JSE listed or dual listed companies.

The Share Appreciation Right Scheme 2005 ("SARS"), Long-Term Incentive Plan 2005 ("LTIP") and Deferred Bonus Plan 2005 ("DBP") will be established by the Corporation under which executive directors and selected employees of the Corporation and its subsidiaries and associates will be awarded rights to receive shares in the Corporation based on the value of these awards (after the deduction of Employee Tax) when Performance Conditions have been met, the awards have vested and, in the case of the SARS, the SAR has been exercised.

The Schemes are structured to optimise the Corporation's taxation position, and the reflection of the accounting charges that are required under the new standard (IFRS 2/AC 139), while providing a benefit that will assist in the attraction, retention and reward of executive directors and selected employees.

The primary intent of the Schemes will be to purchase shares in the market to settle the Scheme benefits, so the Schemes will not be as dilutive as the current Share Option Scheme. The Corporation will retain the right to issue new shares at its election to mitigate the risk of a spike in the share price which could expose the Corporation to liquidity risk. In any case, the Corporation will be limited to issuing 10 per cent of the Corporation's ordinary shares in settlement of benefits of all Corporation Share Schemes over any ten-year period.

The Schemes also support the principle of alignment of management and shareholder interests – performance conditions governing the vesting of the Scheme instruments are related to growth in earnings, share price, total shareholder return and return on capital employed relative to targets that are intended to be stretching but achievable. Targets are linked where applicable to the Corporation's medium-term business plan, over rolling three year performance periods.

The term "Face Value of the Award" when used in the context of setting limits (overall and individual) in the Salient Features and the Scheme Rules refers to the face value of the shares associated with the SARS, LTIP or DBP award. This should not be confused with the "Expected Value of the Award" which is used when establishing the accounting cost of the award for reflection in the Corporation's financial statements, and the value of the benefit of awards for Scheme members used by the Remuneration Committee to establish appropriate variable remuneration levels relative to benchmarks.

The limits on the face value of the awards are maximum caps designed to protect shareholders and should not raise expectations of an entitlement by Scheme members, nor intent to award grants at these levels. The individual limits for the SARS and the LTIP are set so that each plan could be used separately, in the case that regulatory developments preclude the use of either plan. Actual grants will be set each year considering the job level of the member, his/her individual performance, and appropriate benchmarks of expected combined value of awards.

A summary of the main terms of the Schemes and the Performance Conditions that will be applied to the initial grant is set out below. Performance Conditions for subsequent awards may use different performance measures and targets, but will be no less challenging in the context of the prevailing business environment.

1. AN INTRODUCTION TO THE OPERATION OF THE SARS, LTIP AND DBP

1.1 The SARS

Eligible employees will receive annual grants of Share Appreciation Rights ("SARs"), which are rights to receive shares equal to the value of the difference between the Exercise Price and the Grant Price less income tax payable on such difference.

Vesting of the SAR is subject to Performance Conditions. The duration and specific nature of the Performance Conditions and Performance Period will be stated in the Letter of Grant. The Conditions that will be imposed for the first year is that Headline Earnings per Share ("HEPS") must increase by 2 per cent per annum above inflation over a three-year Performance Period. Retesting of the Performance Conditions is permitted on the first and second anniversary of the end of the Performance Period.

After vesting, the SAR will become exercisable. Upon exercise by a Participant the Corporation will settle the value of the difference between the Exercise Price and the Grant Price, less income tax, by delivering shares (in most cases). SARs not exercised within the SAR Period will lapse.

1.2 The LTIP

Eligible employees will receive annual grants of Conditional Shares.

The Conditional award will vest after the Performance Period if, and to the extent that the Performance Conditions have been satisfied. The duration and specifics of the Performance Condition and Performance Period will be stated in the Letter of Grant. The intended Performance Period is three years. The Performance Conditions that will be imposed for the first year will be related to the Corporation Total Shareholder Return over a three-year period, relative to a Peer Group, and the Return on Capital Employed in the third year following the grant. No retesting of the Performance Conditions will be allowed.

The Performance Conditions will determine if, and to what extent, the Conditional award will vest.

Upon vesting of the Conditional award the Corporation will procure the delivery of shares to settle the after tax value of the vested portion of the award. The Conditional awards which do not vest at the end of the three-year Performance Period will lapse.

1.3 **The DBP**

Eligible employees will be permitted to use a portion of the after tax component of their annual bonus to acquire shares (Pledged Shares). Such shares will be acquired in the market by an independent third party. A Matching award will be made to the Participant after a three-year Pledge Period on the condition that he/she remains in the employment of the Corporation and retains the Pledged Shares over the period.

The Participant remains the full owner of the Pledged Shares for the duration of the Pledge Period and will enjoy all shareholder rights in respect of the Pledged Shares including rights to dividends and voting rights. Pledged Shares can be withdrawn from the pledge or disposed of at any stage, but the Matching award is forfeited in this case.

2. GLOSSARY OF TERMS

"the Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Base Pay"	the basic cash salary (the cash element excluding all employer medical aid and pension fund contributions) plus the guaranteed annual bonus, where applicable;
"Business Day"	a day on which the JSE is open for the transaction of business;
"Committee"	the Remuneration Committee of the Board of directors of the Corporation or any duly authorised committee;
"Corporation"	Highveld Steel and Vanadium Corporation Limited (Registration No. 1960/001900/06);
"Date of Offer"	the date with effect from which an award is granted to an employee as is specified in the Letter of Grant;
"Employee"	any person holding full-time salaried employment or office (including any executive director) of any Participating Company;
"Exercise Price"	the Market Value of a Share on the Business Day immediately preceding the SAR Exercise Date;
"Letter of Grant"	a document prepared by the Corporation which details the name of the Participant to whom the SARs or Conditional awards are granted, the number of shares in respect of which the SARs or Conditional awards are granted, the Grant Price for the SARs and any applicable Performance Conditions;
"Market Value"	the volume weighted average market price of a Share for the applicable day as quoted on the JSE;
"Matching award"	an award of Shares made to a Participant under the DBP equal to the Market Value of the Pledged Shares on the Vesting Date;
"Offer to Participate"	a document prepared by the Corporation inviting a Participant to participate in the DBP which details the name of the Participant, the number of Pledged Shares and matching shares relating to each Pledged Share, the Release Date and any applicable conditions pertaining thereto;
"Participating Company"	the Corporation, its subsidiaries (as contemplated in the Act) and its associated organisations (equity investments and joint ventures as consolidated in the Corporation's annual financial statements from time to time);
"Performance Condition"	the condition specified in the Letter of Grant, to which a Grant is subject;
"Performance Period"	the period in respect of which a Performance Condition is to be satisfied;

"Pledged Shares"	the number of Shares acquired by a Participant with a portion of the after tax component of his/her annual bonus in terms of the DBP;
"Release Date"	the date on which the settlement for the Vested Matching award is made and the Pledged Shares are released from the pledge, in terms of the DBP;
"Shares"	ordinary shares of 1 (one) Rand each in the capital of the Corporation and includes any shares or securities acquired as a result of a Reconstruction or Takeover and which are attributable to such ordinary shares following a Reconstruction or Takeover;
"Share Appreciation Right"	a right to receive shares granted in terms of the Scheme on the value of the difference between the Exercise Price and the Grant Price less income tax payable on such difference;
"Total Shareholder Return ("TSR")"	means the return to shareholders from the change in the share price and the payment of dividends and other distributions;
"Value of Grant"	the Market Value of the Shares related to Grants determined as at the Grant Date;
"Vesting Date"	the date on which a SAR becomes exercisable on fulfilment of the Performance Conditions or the date on which a Participant becomes entitled to receive settlement due to the fulfilment of Performance Conditions under the LTIP and the date on which the Participant becomes entitled to the Matching award in terms of the DBP.

3. ELIGIBILITY

Any executive director or employee of any Participating Company who is not within 12 months of retirement date may be selected by the Remuneration Committee to be a Participant in the Schemes.

4. PERFORMANCE CONDITIONS

4.1 For the SARS:

4.1.1 The vesting of SARs will be conditional upon the achievement of Corporation performance levels (established by the Remuneration Committee) over a performance period of 3 (three) years ("SARs Performance Period"), as set out in the Letter of Grant.

4.1.2 The application of a condition of HEPS growth of CPI + 6 per cent over the three-year period before the SARs vest will be applied for the initial award. If the condition is not met for a given tranche of SARs, retesting of the condition from the fixed base year in year 4 and year 5 against HEPS targets of CPI + 8 per cent and CPI + 10 per cent respectively will be permitted.

4.2 For the LTIP:

4.2.1 The vesting of LTIP awards will be conditional upon the achievement of Corporation performance levels (established by the Remuneration Committee) over a performance period of 3 (three) years ("LTIP Performance Period"), as set out in the Letter of Grant.

4.2.2 The performance conditions referred to above will be set as of the date of grant of the LTIP award. Two Performance Conditions will be imposed for the initial grant:

4.2.2.1 The TSR Condition; and

4.2.2.2 The Return on Capital Employed ("ROCE") Condition.

4.2.3 For the initial award, 50 per cent of the LTIP award will be subject to the TSR Condition and 50 per cent will be subject to the ROCE Condition.

4.2.4 The grant of all LTIP awards will be conditional upon the Participant remaining employed within any Participating Company for a minimum employment period of 3 (three) years as set out in the Letter of Grant.

4.3 **The TSR Condition:**

4.3.1 The TSR will be compared to the TSR of a Peer Group over the LTIP Performance Period. The TSR of the Corporation relative to the TSR of the Peer Group will be used for the initial award.

4.3.2 The TSR for the purposes of this Plan is defined to be the compound annual growth rate on a portfolio of Corporation ordinary shares purchased on 31 December 2004, holding the shares, and reinvesting the dividends received from the portfolio in Corporation shares, until 31 December 2007, and then selling the portfolio on that day. The TSR calculation will be performed using the Corporation daily ZAR TSR Index, as provided by Datastream (a UK based information provider), on the nearest trading day following 31 December 2004 and the nearest trading day following 31 December 2007, and computing the compound annual growth rate between these values.

4.3.3 This TSR will be smoothed by computing the TSR in the same manner for the three-year period following each trading day for the six months preceding 31 December 2004.

4.3.4 Subject to the Participant remaining in the employment of the Corporation for the LTIP minimum Employment Period, if the TSR over the LTIP Performance Period:

4.3.4.1 ranks within the upper quartile of the Peer Group, then the whole LTIP award, which is subject to the TSR Condition will become unconditional and will vest;

4.3.4.2 ranks at the median TSR of the Peer Group, then 30 per cent of the LTIP award, will become unconditional and will vest. The remainder of the LTIP award subject to the TSR Condition will lapse and will be of no further force or effect;

4.3.4.3 ranks less than the upper quartile of the Peer Group and ranks greater than the median of the Peer Group, then the percentage of the LTIP award, subject to the TSR Condition, which becomes unconditional and will vest, will be linearly apportioned as the ranking of the TSR increases. The remainder of the LTIP award, subject to the TSR Condition will lapse and will be of no further force or effect;

4.3.4.4 ranks less than the median TSR of the Peer Group then the whole of the LTIP award, subject to the TSR Condition will lapse and will be of no force or effect whatsoever.

4.4 **The ROCE Condition:**

4.4.1 The ROCE measure is a Return on Capital Employed measure with a number of adjustments. Targets are set by the Remuneration Committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP Performance Period.

4.4.2 Subject to the Participant remaining in the employment of any Participating Company for the LTIP minimum Employment Period, the number of LTIPs that vest in terms of the ROCE condition is determined as follows:

4.4.2.1 If the ROCE in the final year of the LTIP Performance Period of the Corporation is equal to the minimum ROCE target then the minimum ROCE award of 30 per cent of the grant subject to the ROCE Condition vests. The remainder of the LTIP award subject to the ROCE Condition will lapse and will be of no further force or effect.

4.4.2.2 If the ROCE in the final year of the LTIP Performance Period is equal to, or exceeds the maximum ROCE target then the maximum award of 100 per cent of grant vests.

4.4.2.3 The award vests linearly between 30 per cent and 100 per cent for performance between the minimum ROCE target and the maximum ROCE target. The remainder of the LTIP award subject to the ROCE Condition will lapse and will be of no further force or effect.

4.4.2.4 If the ROCE in the final year of the LTIP Performance Period is less than the minimum ROCE target then the whole of the LTIP award, subject to the ROCE Condition will lapse and will be of no force or effect.

4.4.3 The principles underlying these targets are:

4.4.3.1 The lower target for existing capital is equal to the actual ROCE in the base year.

4.4.3.2 The upper target for existing capital is implied by the current three-year Plan. The achievement of the Plan in the final year will give rise to a full payout of the LTIP.

4.4.3.3 The upper and lower targets for incremental capital are set to the nominal pre-tax weighted average cost of capital of the Corporation.

4.4.4 ROCE Definition:

ROCE = Operating profit/Average adjusted capital employed

Where, in respect of the financial year being measured:

Adjusted capital employed

Equals: capital employed

Less: capital projects in progress

4.4.5 Average capital employed is taken as the average of the opening and closing balances (after adjustments) of capital employed in the year over which profit is measured.

4.4.6 Other adjustments may be applied from time to time by the Remuneration Committee to reflect change in circumstances (for example disposals and cyclical variation in actual capital employed during a year if applicable).

4.5 **For the DBP:**

4.5.1 The DBP awards are not subject to any performance conditions, apart from the requirement to remain in the employment of any Participating Company and retain the Pledged Shares over the Pledge Period.

5. LIMITS

5.1 Shares available for the Plan

The aggregate number of shares which may be allocated under the SARS, the LTIP and DBP on any day, when added to the total number of unexercised SARs, conditional awards and Matching awards which have been allocated under the SARS, LTIP and DBP and any other Employee Share Scheme operated by the Corporation, shall not exceed 10 per cent of the number of issued ordinary shares of the Corporation from time to time.

5.2 Individual limit

The face value of the grants made to an employee in any financial year under the SARS should not exceed two times his/her Base Pay at the Date of Offer.

The face value of the grants made to an employee in any financial year under the LTIP should not exceed two times his/her Base Pay at the Date of Offer.

The face value of the matching shares in any financial year made under an award under the DBP may not exceed 30 per cent of his Base Pay at the Date of Offer.

6. TERMINATION OF EMPLOYMENT

If a Participant ceases to be a director or an employee of any Participating Company for any reason other than as set out below, all unvested SARs will lapse and a Participant will have no further entitlement under the LTIP and DBP.

6.1 Retrenchment, ill health, disability or any other circumstances which the Corporation may consider appropriate

If a Participant's employment with any Participating Company terminates before the Release Date due to his redundancy, ill health, disability or any other circumstances which the Corporation may consider appropriate, a *pro rata* portion of the SARs granted to the Participant may be exercised within 3 (three) months (or such extended period as the Committee regard as appropriate), a *pro rata* portion of the LTIP and Matching award will vest on the date of cessation of employment. The portion of the LTIP that vests should reflect the number of months served of the Performance Period and in the opinion of the Committee, the extent to which the Performance Conditions have been satisfied. The proportion of the Matching award that vests under the DBP reflects the number of months of the Pledge Period which have been served up to the date of termination.

6.2 **Death**

If a Participant's employment with any Participating Company terminates by reason of his/her death the executor of his/her estate may exercise his/her SARs within 1 (one) year of his/her death irrespective of the extent to which the SARs have vested or the satisfaction of any Performance Condition. A portion of the LTIP Grant and Matching award vests on the date of death. The portion of the LTIP that vests should reflect the number of months served of the Performance Period and in the opinion of the Committee, the extent to which the Performance Condition has been satisfied. The proportion of the Matching award that vests under the DBP reflects the number of months of the Pledge Period which have been served up to the date of termination.

6.3 **Retirement**

If a Participant's employment with any Participating Company terminates by reason of his/her retirement, the Participant will continue to participate in the Schemes under the same conditions had he/she still been employed by the Corporation.

7. SETTLEMENT METHOD

The primary intent of the new Schemes will be to purchase shares in the market via a third party to settle the Scheme benefits, so the Schemes will not be as dilutive as the current Share Option Scheme. The Corporation will retain the right to issue new shares at its election to mitigate the risk of a spike in the share price which could expose the Corporation to liquidity risk.

Notwithstanding the foregoing the Committee may determine in its discretion that any Participant shall be paid an equivalent amount in cash in lieu of any shares under the SARS and LTIP.

8. RECONSTRUCTION OR TAKEOVER

In the event of a Reconstruction or Takeover of the Corporation before the Vesting Date, the Performance Conditions will be reviewed by the Remuneration Committee and determine the extent to which it has been satisfied up to the date of the Reconstruction or Takeover, to determine the number of SARs (under the SARS) and shares (under the LTIP) which will vest. In the case of the DBP the Participant shall be entitled to receive the Pledged Shares and the Matching award forthwith.

9. VARIATION IN SHARE CAPITAL

In the event of a rights issue, capitalisation issue or other event affecting the share capital of the Corporation, before the Vesting Date, the Committee may make such adjustment to the number of SARs (under the SARS) and shares (under the LTIP) comprised in the relevant grants, or the grant price of such SAR grants as it deems appropriate. Such adjustments should give a Participant entitlement to the same proportion of the equity capital as that to which he/she was previously entitled. However, the issue of securities as consideration for an acquisition or a waiver of pre-emptive rights will not be regarded as a circumstance requiring adjustment and where necessary adjustments must be confirmed to the directors in writing by the Corporation's auditors that these are calculated on a reasonable basis.

The following provisions are relevant in the case of the DBP:

Pledged Shares

The Participant shall be entitled to give instructions to the Trust as to the choice to be made in respect of Pledged Shares held by the Trust on his/her behalf. The Trust shall transfer to the Participant any proceeds on the sale of rights, and any securities issued on the take-up of rights, at the Participant's request.

Matching awards

The Committee may vary the number of shares comprised in the Matching award to take account of any variation in the share capital of the Corporation, or a special or extraordinary distribution including a distribution in specie or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of distributable reserves) or other transaction which might adversely affect the value of shares, to ensure that the Participant is not disadvantaged.

10. **AMENDMENTS AND TERMINATION**

The provisions relating to eligibility to participate, the basis for determining grants, the adjustment of grants in the event of variation of capital of the Corporation, the limitations on benefits or maximum entitlements and the terms of these provisions may not be amended without the prior approval by ordinary resolution of shareholders of the Corporation in General Meeting.

Note: The Share Appreciation Right Scheme, the Long-Term Incentive Plan and the Deferred Bonus Plan will be available for inspection at the registered office of the Corporation from 14 April 2005.

C. **General Meeting**

To give effect to the above proposals, it is necessary to convene a General Meeting of members to pass the appropriate ordinary resolutions as detailed in the notice of meeting which accompanies this circular.

NOTICE OF GENERAL MEETING

Notice is hereby given that a General Meeting of members of Highveld Steel and Vanadium Corporation Limited will be held in the AGM Room at 44 Main Street, Johannesburg on Friday, 6 May 2005 at 11:15 or immediately following the conclusion of the Annual General Meeting scheduled for 11:00 on the same day, for the purpose of considering and, if deemed fit, of passing, with or without modification, the following ordinary resolutions:

GENERAL MEETING OF SHAREHOLDERS

Ordinary Resolution Number 1

Resolved as Ordinary Resolution Number 1

1.1 Rules 3 and 4 of the existing Share Option Scheme dated May 1997 be deleted in their entirety and be replaced with a new rule 3:

"The Trustees of the Scheme shall be the members of the Corporation's Remuneration Committee in office from time to time provided that they are not participants in the Scheme.

Upon a Trustee ceasing to be a member of the Remuneration Committee, he shall cease to be a Trustee. The directors of the Corporation shall nevertheless have the right to appoint additional Trustees or to remove any Trustees in the event of death, resignation or inability to act. A quorum of Trustees shall be two."

1.2 The current rule 6.7 of the existing Share Option Scheme dated May 1997 be amended to read:

"if on the expiry of 10 years from the acceptance date, a participating employee has not exercised his option in full, then the Trustees shall call upon him in writing to do so. Within 30 days after the date of such request, and if the participating employee fails to comply therewith, or exercises only part of his option in respect of 100 shares or multiples thereof, that part of the option not exercised will lapse. Should the lapse date occur in a closed period the Trustees shall be empowered to extend such period of 30 days beyond the closed period in their sole discretion."

1.3 Expand the current rule 7 of the existing Share Option Scheme dated May 1997 by adding an additional paragraph:

"In the event of the declaration and distribution of a special dividend arising from the sale of any major asset, interest and/or shareholding of the Corporation, the Trustees shall be empowered to approve a reduction in the price and conditions pertaining thereto of options offered but not yet exercised in accordance with the revaluation in terms of which the strike price be reduced as follows:

Distribution plus STC expressed as a percentage of the net worth per share as at previous financial year-end."

1.4 Add a new rule 6.8 to the rules of the existing Share Option Scheme dated May 1997:

"The Trustees shall be empowered to award specific options earlier offered on 24 June 2004 and to apply the earlier option price (the closing price of ordinary shares of the Corporation on the JSE Securities Exchange on the day on which the options are backdated to, i.e. 24 June 2004), to correspond with the date on which the offer was initially made."

1.5 Add a new rule 6.9 to the rules of the existing Share Option Scheme dated May 1997:

"The options granted during 2004 will become exercisable on the third anniversary of the date of the grant subject to the performance condition/s being satisfied."

1.6 The numbering of the rules of the Scheme will be amended to flow in logical numerical sequence following the above amendments.

Ordinary Resolution Number 2

Resolved as Ordinary Resolution Number 2

2.1 The Corporation adopts and approves the Highveld Steel and Vanadium Corporation Limited Share Appreciation Right Scheme 2005, as contained in the Scheme Rules prepared by PricewaterhouseCoopers, a copy of which is laid before the meeting;

2.2 The Corporation adopts and approves the Highveld Steel and Vanadium Corporation Limited Long-Term Incentive Plan 2005, as contained in the Scheme Rules and prepared by PricewaterhouseCoopers, a copy of which is laid before the meeting;

2.3 The Corporation adopts and approves the Highveld Steel and Vanadium Corporation Limited Deferred Bonus Plan 2005, as contained in the Scheme Rules prepared by PricewaterhouseCoopers, a copy of which is laid before the meeting; and

2.4 The Board of directors of the Corporation is authorised to do all things necessary for and incidental to the implementation of 2.1, 2.2 and 2.3, including the signature of the relevant Scheme Rules referred to, and all related or ancillary documents.

Voting and proxies

On a show of hands every shareholder present in person or represented by proxy and if a member is a body corporate, its representative, shall have 1 (one) vote and on a poll every shareholder present in person or represented by proxy and if the person is a body corporate, its representative, shall have 1 (one) vote for every share held or represented by him/her.

Each shareholder is entitled to appoint 1 (one) or more proxies (who need not be a member of the Corporation) to attend, speak and on a poll, to vote in his/her stead.

A Form of Proxy is attached for completion by holders of certificated shares and holders of dematerialised shares with own name registration who are unable to attend the General Meeting in person and who wish to vote at the meeting. Forms of proxy must be completed and received by the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited at Ground Floor, 70 Marshall Street, Johannesburg, 2001 (or PO Box 61051, Marshalltown, 2107) in the Republic of South Africa or so as to be received by no later than 11:15 on Wednesday, 4 May 2005. Holders of certificated shares and/or holders of dematerialised shares with own name registration who complete and lodge forms of proxy will nevertheless be entitled to attend and vote in person at the General Meeting to the exclusion of their appointed proxy should such member wish to do so.

Dematerialised shareholders, other than those with own name registration, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the General Meeting in which case a letter of representation must be obtained or provide their CSDP or broker with their voting instructions should they not be able to attend the General Meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

Completion of a Form of Proxy will not preclude a member from attending the meeting.

By order of the Board

Ms A Diener
Company Secretary

Witbank
14 April 2005

Registered office:

Portion 29 of the farm Schoongezicht No. 308 JS
District Witbank
Mpumalanga
PO Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries:

Computershare Investor Services 2004
(Proprietary) Limited
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1960/001900/06)
Share code: HVL
ISIN: ZAE000003422
("the Corporation")

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Corporation. A Form of Proxy must be lodged with the transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting. Completion of a Form of Proxy will however not preclude a member from attending the meeting. If however such shareholders wish to attend the General Meeting in person, they will need to request their CSDP or broker to provide them with the necessary authority in terms of their custody agreement entered into with the CSDP or broker. Holders of dematerialised shares in their own name who are unable to attend the General Meeting but wish to be represented thereat, must lodge a Form of Proxy with the transfer secretaries of the Corporation not less than 48 (forty-eight) hours before the time set for the meeting.

Dematerialised shareholders, other than those with own name registration, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the General Meeting in which case a letter of representation must be obtained or provide their CSDP or broker with their voting instructions should they not be able to attend the General Meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

FORM OF PROXY

I/We _______________________________ (Name in block letters)

of _______________________________ (Address in block letters)

being (a) member(s) of Highveld Steel and Vanadium Corporation Limited, holding [ ] shares in the Corporation.

do hereby appoint _______________________________

or failing him/her, _______________________________

of _______________________________

Or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and vote on my/our behalf at the General Meeting of members to be held on Friday, 6 May 2005 at 11:15 or immediately following the conclusion of the Annual General Meeting scheduled for 11:00 on the same day, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

1. **Ordinary Resolution Number 1**

   This resolution deals with amendments to certain rules of the existing Share Option Scheme

For	Against	Abstain

2. **Ordinary Resolution Number 2**

   This resolution deals with authority for the Corporation to implement 3 (three) new long-term incentive schemes, namely a Share Appreciation Right Scheme, Long-Term Incentive Plan and a Deferred Bonus Plan for executive directors and selected employees

For	Against	Abstain

Date: _______________ Signature: _______________

PLEASE READ THE NOTES AND INSTRUCTIONS OVERLEAF.

Notes to the Form of Proxy

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting "the chairman of the General Meeting" but any such deletion must be initialled by the member. The person whose name stands first on the Form of Proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow.

2. In order to be effective, forms of proxy should be lodged at or posted to reach the transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited in South Africa by no later than 11:15 on Wednesday, 4 May 2005.

3. Any alteration or correction made to this Form of Proxy must be initialled by the signatory/ies.

4. Documentary evidence establishing the authority of the person signing this Form of Proxy in a representative capacity must be attached to this Form of Proxy unless previously recorded by the Corporation's transfer secretaries or waived by the chairman of the General Meeting.

5. The completion and lodging of this Form of Proxy will not preclude the relevant member from attending the General Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

6. The chairman of the General Meeting may reject or accept any Form of Proxy which is completed and/or received, other than in accordance with these notes, provided that the chairman is satisfied as to the manner in which a member wishes to vote.

7. If the shareholding is not indicated on the Form of Proxy, the proxy will be deemed to be authorised to vote the total shareholding as reflected in the Corporation's share register.